SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 15, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS THE PRESENTATION THAT IS USED FOR HANDOUTS ON THE TELIASONERA INVESTOR ROADSHOW.

Anders Igel President and CEO, Telia

Telia and Sonera Creation of the leading Nordic and Baltic telecommunications company Offer launched on September 30, 2002 Group strategy Governance and management Market position Synergies verified Financials Conclusion

Main conditions of the offer The offer period commences October 7 and closes November 8, 2002 - Telia EGM November 4 1.51440 new shares for each Sonera share through a public tender offer - 90% acceptance required No top-up payment (RATA) Cash offer for remaining shares based on 12-month average price The TeliaSonera share to be listed in Stockholm, Helsinki and on Nasdaq EU and other clearances granted

Group strategy

Strategic focus Focus will be on best serving customers in core business and creating value for shareholders through stronger profit and cash flow A passion for customers and profits Focus on core business in the Nordic and Baltic regions Adopt strong customer-oriented approach Pursue profitable growth opportunities in East Increase profit and cash flow

Customer driven Improved service levels for basic delivery Combined fixed, mobile and Internet offerings Cross selling Easy-to-use services Increased market shares in selected segments

Adopt customer-oriented approach Technology Services based on strong technology Product approach Customer segment approach Governance based on real customer needs

Generate increased profits and cash flow Profitable growth Implementation of synergies Stand-alone efficiency improvements Divestment of non-core assets Improving under-performing businesses New strategy for Telia International Carrier Improve performance of Telia Denmark Continue restructuring of Sonera's Service's Businesses

Governance and management

Governance An integrated company with strong central control over group matters Day-to-day operations decentralized to profit centers New name TeliaSonera Profit centers Corporate Headquarters 1) Incl. responsibility for non-core holdings International Operations Norway, Denmark, Baltic countries Finland Sweden Networks and Technology Marketing, Products and Services CFO1) Corporate functions Deputy CEO CEO

Management Profit centers Corporate Headquarters 1) Incl. responsibility for non-core holdings Aimo Eloholma International Operations Kenneth Karlberg Norway, Denmark, Baltic countries Anni Vepsalainen Finland Anders Igel (acting) Sweden Lars-Gunnar Johansson Networks and Technology Harri Koponen Marketing, Products and Services Kim Ignatius CFO1) Michael Kongstad Corporate Communications Jan-Henrik Ahrnell Legal Harri Koponen Deputy CEO Anders Igel CEO

Harri Koponen, President and CEO, Sonera Market position

Orange DK Tele2 Telenor TDC Radiolinja/ Elisa2) Vodafone (EP) TeliaSonera1) Telia Sonera TDC Tele2 Telenor Elisa Subscribers 8577 3548 3500 3439 1184 Tele2 TDC TeliaSonera1) Telenor Elisa #1 #1 #1 #1 #14) #23) #2 #1 #4 #1 #1 #1 #1 No. of subscribers (thousands) A Nordic and Baltic communications leader No. of fixed lines (thousands) 1) Excluding Telia Finland subscribers 2) Including service providers in Finland 3) Telia is the second largest provider of Internet broadband services in Denmark and the second largest owner of infrastructure 4) Sonera is one of the leading providers of domestic local, long distance and international voice services in Finland Consolidated fixed network access lines - June 30 2002 Consolidated mobile subscribers - June 30 2002 Finland Baltic countries Sweden Denmark Norway

Position outside home market #3 1) Reflects Sonera's consolidation of Fintur, September 1, 2002 #1 #1 #1 #2 #1

TeliaSonera International Carrier Wholesale international IP, capacity and voice services to large customers at selected high volume destinations in Europe and in New York

Synergies

Synergies Total annual pre-tax cash flow synergies post 2005 EUR 300 million Implementation costs and CAPEX estimated to EUR 220 million Product and service development, 32% Network operations and production, 14% Corporate functions, 9% Purchasing, 18% IT systems and infra-structure, 27% Product and service development IT systems and infrastructure Purchasing Network operations and production Corporate functions Ost 32 27 18 14 9 Product and service development, 38% IT systems and infra-structure, 20% Product and service development IT systems and infrastructure Purchasing Network operations and production Ost 38 20 38 4 Network operations and production, 4% Purchasing, 38% Cost synergies EUR 250 million in 2005 CAPEX synergies EUR 70 million in 2005

Kim Ignatius, CFO, Sonera Financials

Preliminary pro forma financials 20011) Income statement and cash flow 1) Financials are unaudited under IAS for TeliaSonera, Sonera and Omnitel 2) Effects of excluding Telia's operations in Finland and ComHem AB 3) Excluding effects of other investments and divestments EUR million Telia Sonera Baltic EU conditions2) Pro forma adjustments Exchange rate adjustments TeliaSonera pro forma Net sales 6,180 2,187 621 -138 -107 148 8,891 Underlying EBITDA 1,395 569 309 78 - 40 2,390 Underlying EBITDA margin 22.6% 26.0% 49.8% 26.9% Depreciation, amortization and write-off -1,510 -488 -158 64 -227 -39 -2,359 Items not reflecting underlying business operations 41 795 - - - 16 852 Operating income before associated companies -73 875 152 142 -227 15 884 Income from associated companies 663 -377 - - -56 4 234 Operating income 590 499 152 142 -283 19 1,118 Income after financial items 519 105 140 150 -283 11 642 Net income 202 155 135 108 -310 5 296 Earnings per share (EUR) 0.07 0.17 0.06 Cash flow from operating activities 1,125 197 227 18 -35 26 1,558 Capital expenditure -1,828 -360 -212 110 - -38 -2,328 Free cash flow3) -703 -162 15 128 -35 -13 -770

Preliminary pro forma financials1) Income statement and cash flow January-June 2002 1) Unaudited 2) Effects of excluding Telia's operations in Finland and ComHem AB 3) Excluding effects of other investments and divestments EUR million Telia Sonera Baltic EU conditions2) Pro forma adjustments Exchange rate adjustments TeliaSonera pro forma Net sales 3,083 1,084 333 -93 -45 27 4,387 Underlying EBITDA 761 382 167 21 - 8 1,339 Underlying EBITDA margin 24.7% 35.3% 50.0% 30.5% Depreciation, amortization and write-off -624 -818 -89 28 -114 -10 -1,627 Items not reflecting underlying business operations -88 91 - 6 - - 9 Operating income before associated companies 49 -344 78 54 -114 -2 -279 Income from associated companies 41 -3,334 - - -25 -21 -3,339 Operating income 90 -3,679 78 54 -139 -22 -3,618 Income after financial items 50 -3,662 72 59 -139 -22 -3,644 Net income 17 -2,501 58 42 -150 -16 -2,550 Earnings per share (EUR) 0.01 -2.24 -0.54 Cash flow from operating activities 513 289 147 -80 -23 5 851 Capital expenditure -446 -107 -81 29 - -4 -608 Free cash flow3) 67 182 66 -51 -23 1 243

Preliminary pro forma financials1) Underlying profitability from consolidated operations 1) Unaudited EUR million Full year 2001 Jan-June 2002 Operating income before associated companies 884 -279 Deduct: Gains from asset sales -1,011 -151 Other items not reflecting underlying business operations -6 - Add-back: Write-offs 446 664 Losses from asset sales 70 35 Restructuring expenses 98 66 Other items not reflecting underlying business operations - 40 Underlying operating income before associated companies 480 376

Cash generation - pro forma 1) Cash flow from operating activities less capital expenditures. 2) Pro forma adjustments including exchange rate adjustments Free cash flow 20011) (EUR million) Telia Sonera Group eliminations2 Total Baltic assets -703 -162 15 -770 128 -48 EU conditions Telia Sonera Group eliminations2 Total Baltic assets EU conditions 67 182 66 243 -51 -21 Free cash flow Jan-June 20021) (EUR million)

Pro forma net debt1) / underlying EBITDA2) 2002E3) 1) Total interest-bearing debt, net of cash and short-term investments 2) Excluding capital gains and losses, write-offs and other items not reflecting underlying business operations 3) Source: Goldman Sachs research Strong pro forma financial position 1x 2x 3x 4x 5x 6x France Telecom Deutsche Telekom KPN Telenor BT Group TDC TeliaSonera

Focus on profit and cash flow Increased revenue Improved profitability Reduced CAPEX Strong free cash flow

Anders Igel, President and CEO, Telia Conclusion

Creation of the leading Nordic and Baltic telecommunications company TeliaSonera complementary operations and significant synergies Strong financial resources and cash flow Long term: use of home market position in European Telecom consolidation Telia and Sonera

Disclaimer Cautionary Disclaimer/Legend The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden Attention: Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements
This document contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend
The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.